UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Insured Municipal Income Fund Inc. (PIF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45809F104

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [X]

CUSIP No.: 45809F104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  2,010,384

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  2,010,384

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,010,384

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

9.75%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
Insured Municipal Income Fund
c/o UBS Global Asset Management Inc.
51 West 52nd Street
New York, New York 10019-6114

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 2,010,384 shares of PIF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 9.75% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of PIF fit the investment guidelines for various Accounts. Shares have been acquired since February 6, 1995.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 2,010,384 shares or 9.75% of the outstanding shares. George W. Karpus presently owns 66,332 shares of PIF. Mr. Karpus purchased shares on January 15, 1998 at $13.93 (1250 shares), April 22, 1998 at $13.31 (1000 shares), December 6, 1999 at $12.24 (3000 shares), December 29, 1999 at $11.49 (1000 shares), November 14, 2001 at $13.41 (3300 shares), November 15, 2001 at $13.41 (6700 shares), December 6, 2005 at $12.54 (5000 shares), August 15, 2007 at $12.35 (3250 shares), August 16, 2007 at $13.05 (6750 shares), September 28, 2007 at $13.06 (1550 shares), October 1, 2007 at $13.07 (775 shares), October 2, 2007 at $13.04 (150 shares), October 3, 2007 at $13.06 (1350 shares), October 4, 2007 at $12.96 (3700 shares), October 5, 2007 at $12.96 (1750 shares), October 8, 2007 at $13.04 (140 shares), October 9, 2007 at $13.03 (3930 shares), October 10, 2007 at $12.99 (1710 shares), October 11, 2007 at $12.98 (450 shares), October 12, 2007 at $13.01 (1330 shares), October 15, 2007 at $13.05 (2075 shares), October 16, 2007 at $13.04 (5290 shares), October 17, 2007 at $12.99 (55 shares), October 31, 2007 at $12.99 (2050 shares), November 1, 2007 at $12.96 (630 shares), November 2, 2007 at $12.52 (1970 shares), December 10, 2007 at $12.36 (5000 shares), December 18, 2007 at $12.35 (50 shares), December 19, 2007 at $12.4 (25 shares), December 20, 2007 at $12.4 (2630 shares), December 21, 2007 at $12 (45 shares), March 20, 2008 at $12.12 (2350 shares), March 25, 2008 at $12.24 (380 shares), March 26, 2008 at $12.39 (300 shares), and on March 27, 2008 at $12.39 (9450 shares). Mr. Karpus sold shares on August 26, 1997 at $14.18 (250 shares), February 5, 1998 at $11.56 (750 shares), May 22, 2000 at $14.54 (6250 shares), August 19, 2002 at $14.56 (1000 shares), September 3, 2002 at $14.57 (400 shares), September 4, 2002 at $13.81 (100 shares), August 7, 2003 at $13.25 (100 shares), December 29, 2004 at $13.15 (100 shares), April 11, 2005 at $13.01 (500 shares), April 19, 2005 at $13.04 (200 shares), March 7, 2006 at $12.99 (250 shares), March 8, 2006 at $13 (200 shares), March 9, 2006 at $12.99 (650 shares), March 10, 2006 at $13.01 (300 shares), March 13, 2006 at $13.01 (450 shares), March 15, 2006 at $13.01 (200 shares), March 16, 2006 at $13.03 (200 shares), March 20, 2006 at $13.02 (1350 shares), March 21, 2006 at $13.01 (550 shares), March 22, 2006 at $13.05 (350 shares), March 23, 2006 at $13.05 (600 shares), March 24, 2006 at $13.1 (250 shares), March 27, 2006 at $13.04 (300 shares), March 28, 2006 at $13.11 (350 shares), March 29, 2006 at $13.13 (650 shares), March 30, 2006 at $13.09 (100 shares), March 31, 2006 at $13.04 (150 shares), April 4, 2006 at $13.05 (200 shares), April 5, 2006 at $12.86 (300 shares), April 26, 2006 at $12.89 (400 shares), April 28, 2006 at $12.92 (450 shares), May 1, 2006 at $12.87 (50 shares), May 2, 2006 at $12.91 (150 shares), May 8, 2006 at $12.81 (50 shares), and on May 16, 2006 at $12.81 (100 shares). On February 27,1997, 1000 shares were transferred into Mr. Karpus's account and on July 28, 2008, 3197 shares were transferred into Mr. Karpus's account. JoAnn Van Degriff presently owns 7,550 shares of PIF. Ms. Van Degriff purchased shares on May 18, 2005 at $13.07 (1200 shares), October 12, 2005 at $12.74 (250 shares), November 18, 2005 at $12.44 (100 shares), December 7, 2005 at $12.56 (1000 shares), May 14, 2007 at $13.53 (50 shares), June 7, 2007 at $13.21 (620 shares), June 8, 2007 at $13.11 (750 shares), July 23, 2007 at $12.63 (150 shares), September 17, 2007 at $13.12 (350 shares), September 19, 2007 at $13.01 (50 shares), September 21, 2007 at $12.9 (250 shares), October 9, 2007 at $12.99 (20 shares), October 10, 2007 at $12.93 (10 shares), October 12, 2007 at $12.78 (5 shares), October 15, 2007 at $12.91 (10 shares), October 16, 2007 at $13.01 (25 shares), October 31, 2007 at $12.98 (200 shares), November 1, 2007 at $12.97 (40 shares), November 2, 2007 at $12.96 (110 shares), November 16, 2007 at $12.37 (990 shares), November 21, 2007 at $12.18 (160 shares), November 29, 2007 at $12.44 (60 shares), March 20, 2008 at $12 (900 shares), March 24, 2008 at $12.06 (1100 shares), March 28, 2008 at $12.35 (250 shares), April 2, 2008 at $12.4 (250 shares), April 10, 2008 at $12.56 (500 shares), and on April 22, 2008 at $12.63 (50 shares). Ms. Van Degriff sold shares on March 2, 2006 at $13.11 (150 shares), March 6, 2006 at $13.04 (150 shares), March 7, 2006 at $13.05 (50 shares), March 9, 2006 at $13.01 (100 shares), March 10, 2006 at $13.01 (50 shares), March 13, 2006 at $13.02 (100 shares), March 15, 2006 at $13.03 (50 shares), March 16, 2006 at $13.03 (50 shares), March 20, 2006 at $13.03 (250 shares), March 21, 2006 at $13.03 (100 shares), March 22, 2006 at $13.02 (50 shares), March 23, 2006 at $13.06 (100 shares), March 24, 2006 at $13.07 (50 shares), March 27, 2006 at $13.11 (50 shares), March 28, 2006 at $13.06 (50 shares), March 29, 2006 at $13.13 (100 shares), March 31, 2006 at $13.11 (50 shares), April 4, 2006 at $13.06 (50 shares), April 5, 2006 at $13.07 (50 shares), April 26, 2006 at $12.86 (100 shares), April 28, 2006 at $12.89 (100 shares), May 2, 2006 at $12.89 (50 shares), and on May 16, 2006 at $12.82 (50 shares). Karpus Management Inc. presently owns 4,750 shares of PIF. Karpus Management Inc. purchased shares on June 3, 2005 at $13.17 (1600 shares), May 14, 2007 at $13.55 (300 shares), May 15, 2007 at $13.52 (30 shares), May 16, 2007 at $13.58 (350 shares), May 24, 2007 at $13.36 (100 shares), May 30, 2007 at $13.43 (100 shares), May 31, 2007 at $13.41 (50 shares), July 24, 2007 at $12.62 (100 shares), July 25, 2007 at $12.67 (100 shares), July 26, 2007 at $12.67 (450 shares), August 1, 2007 at $12.73 (220 shares), August 14, 2007 at $12.59 (100 shares), August 15, 2007 at $12.53 (100 shares), September 6, 2007 at $12.89 (50 shares), September 7, 2007 at $12.95 (100 shares), September 10, 2007 at $13.07 (150 shares), September 11, 2007 at $13.15 (50 shares), September 13, 2007 at $13.07 (150 shares), October 9, 2007 at $13.03 (90 shares), October 10, 2007 at $13.01 (45 shares), October 12, 2007 at $12.95 (35 shares), October 15, 2007 at $12.99 (45 shares), October 16, 2007 at $13.04 (130 shares), October 17, 2007 at $13.05 (80 shares), October 18, 2007 at $13.07 (95 shares), October 19, 2007 at $13.13 (180 shares), March 20, 2008 at $12 (300 shares), March 25, 2008 at $12.11 (50 shares), March 26, 2008 at $12.23 (50 shares), March 27, 2008 at $12.38 (250 shares), March 28, 2008 at $12.35 (250 shares), and on April 2, 2008 at $12.39 (200 shares). Karpus Management Inc. sold shares March 7, 2006 at $13.05 (50 shares), March 9, 2006 at $13.01 (100 shares), March 10, 2006 at $13.01 (50 shares), March 13, 2006 at $13.03 (50 shares), March 15, 2006 at $13.03 (50 shares), March 16, 2006 at $13.03 (50 shares), March 20, 2006 at $13.04 (150 shares), March 21, 2006 at $13.04 (50 shares), March 22, 2006 at $13.02 (50 shares), March 23, 2006 at $13.07 (50 shares), March 24, 2006 at $13.07 (50 shares), March 27, 2006 at $13.11 (50 shares), March 28, 2006 at $13.06 (50 shares), March 29, 2006 at $13.12 (100 shares), April 4, 2006 at $13.06 (50 shares), April 5, 2006 at $13.07 (50 shares), April 26, 2006 at $12.86 (100 shares), and on April 28, 2006 at $12.92 (50 shares). December 19, 2007 at $12.35 (25 shares), December 18, 2007 at $12.35 (45 shares), December 20, 2007 at $12.39 (115 shares), and on December 21, 2007 at $12.4 (35 shares). Sophie Karpus presently owns 220 shares of PIF. Ms. Karpus purchased shares on December 19, 2007 at $12.35 (25 shares), December 18, 2007 at $12.35 (45 shares), December 20, 2007 at $12.39 (115 shares), and on December 21, 2007 at $12.4 (35 shares). None of the other principals of KIM presently own shares of PIF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

  Date Shares Price Per Share
  12/3/2008  1  $9.94
  12/5/2008  49  $9.94
  12/8/2008  (1,750) $8.97
  12/19/2008  11,000  $9.20
  12/19/2008  (10,210) $9.17
  1/2/2009  (25) $10.37
  1/7/2009  3,600  $10.66
  1/8/2009  3,549  $10.82
  1/12/2009  (30) $11.16
  1/20/2009  (1,620) $11.16
  1/27/2009  (35) $11.26
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the PIF securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Shares of PIF for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a proposal to the Fund on January 29, 2009, a copy of which is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Senior Director of Investments
Date:   January 30, 2009

EXHIBIT 1
Letter to the Fund
Transmitted January 29, 2009

Mark F. Kemper, Vice President and Secretary        January 29, 2009
Insured Municipal Income Fund
UBS Global Asset Management (Americas) Inc.
51 West 52nd Street
New York, New York 10019-6114

Re: Insured Municipal Income Fund

Mr. Kemper:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") represents beneficial ownership of 2,010,384 shares or 9.7% of the outstanding common shares of Insured Municipal Income Fund ("PIF" or the "Fund"). Karpus intends to present the following proposal at the 2009 annual meeting, anticipated to be held in July 2009 (the "Meeting"):

PROPOSAL

  The investment advisory agreement between the Fund and UBS Global Asset Management shall be terminated.

SUPPORTING STATEMENT

As shareholders of PIF, we are concerned with the persistently wide discount to net asset value (NAV). As the prospectus states, "The Fund's board of directors has determined that it will from time to time consider taking action to attempt to reduce or eliminate any discount." Additionally, the Fund also specifically committed to at least annually consider: "...action either to repurchase shares of the common stock in the open market or to make a tender offer for shares of the common stock at their net asset value." Since the fund's inception in 1993, we cannot find any evidence that the Fund has repurchased any shares or considered making a tender offer for shares at NAV.

The discount on PIF has consistently been among the widest of all closed-end municipal bond funds. Indeed, the 10-year average discount for PIF through 12/31/2008 was -12.2%, while the average municipal closed-end fund discount was -4.3% during this same time period. (Source: Bloomberg). In fact, there is no other closed-end municipal bond fund that has carried a wider discount during this time period.

Perhaps the explanation for the persistently wide discount of PIF is that the market has little confidence in the management of the fund. UBS has a relatively small presence in the closed-end fund world. Additionally, UBS has recently been the subject of much negative press, including its involvement and self interest in marketing auction rate preferred securities prior to the auction failures. Shareholders should be given an opportunity to realize the true value of their shares. The discount on our Fund has been hopelessly wide, and we have no reason to believe it will narrow without terminating the investment advisory agreement.

The board of directors has a duty to monitor fund performance and should have been pro-active in seeking a sub-advisor. It is unacceptable that they have allowed the fund to consistently perform below average and the discount to remain wide. To address these issues, we believe that a change to a new investment adviser is necessary. If the board of directors cannot recognize this and continues to do nothing, we will consider taking action to replace the board with directors whose interests better align with shareholders.

END OF PROPOSAL

As is required by Rule 14a-8, KIM will forward under separate cover a letter from U. S. Bank N.A., as well as a written statement from the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of this Proposal. KIM intends to hold the shares referenced in the enclosed attachments through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide it in order to cure any deficiency.

Sincerely,

/s/
Sharon L. Thornton
Senior Director of Investments